UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2018

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, trends affecting the global economy, including the devaluation of the RMB by China in August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the 2018 trade war between the United States and the People’s Republic of China (“China”) involving the imposition of tariffs and levies on over $250 billion of goods imported into the U.S. from China; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 27, 2018, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2018.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	September 30, 2018		December 31, 2017
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		24,635	3,587	12,963
Restricted cash		60,990	8,880	56,501
Accounts and bills receivable, net	3	15,574	2,268	20,123
Inventories	4	25,594	3,727	24,578
Advance to suppliers		8,885	1,294	3,898
Prepayments and other receivables		1,780	259	1,404
Deferred tax assets – current		1,268	185	1,288
Total current assets		138,726	20,200	120,755

Property, plant and equipment, net	5	342,600	49,884	371,058
Construction in progress	6	366	53	366
Lease prepayments, net	7	16,429	2,392	16,830
Advance to suppliers - long term, net		1,542	225	1,570
Deferred tax assets - non current		6,796	990	6,901

Total assets		506,459	73,744	517,480

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	64,950	9,457	50,000
Due to related parties	9	113,602	16,541	151,074
Accounts payables		19,907	2,899	17,470
Notes payable	10	90,980	13,247	67,900
Advance from customers		8,829	1,286	1,976
Accrued expenses and other payables		5,343	778	5,268
Total current liabilities		303,611	44,208	293,688

Deferred tax liabilities		2,587	377	2,763

Total liabilities		306,198	44,585	296,451

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,940	13,323
Additional paid-in capital		311,907	45,415	311,907
Statutory reserve		37,441	5,452	37,441
Accumulated deficit		(163,223)	(23,766)	(144,508)
Cumulative translation adjustment		813	118	2,866
Total equity		200,261	29,159	221,029
Total liabilities and equity		506,459	73,744	517,480

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	Notes	2018		2017	2018		2017
		RMB	US$	RMB	RMB	US$	RMB
Net sales		86,872	12,649	73,857	243,398	35,439	211,867
Cost of sales		69,812	10,165	67,145	210,051	30,584	196,373

Gross profit		17,060	2,484	6,712	33,347	4,855	15,494

Operating expenses
Selling expenses		2,960	431	3,410	9,325	1,358	10,617
Administrative expenses		14,874	2,166	12,917	37,667	5,484	33,669
Total operating expenses		17,834	2,597	16,327	46,992	6,842	44,286

Operating loss		(774)	(113)	(9,615)	(13,645)	(1,987)	(28,792)

Other income (expense)
- Interest income		356	52	103	739	108	607
- Interest expense		(2,769)	(403)	(2,244)	(7,227)	(1,052)	(7,097)
- Others income (expense), net		1,324	193	(374)	1,369	199	(763)

Total other expense		(1,089)	(158)	(2,515)	(5,119)	(745)	(7,253)

Loss before provision for income taxes		(1,863)	(271)	(12,130)	(18,764)	(2,732)	(36,045)

Income tax benefit	11	15	2	54	49	7	168

Net loss		(1,848)	(269)	(12,076)	(18,715)	(2,725)	(35,877)

Other comprehensive loss
- Foreign currency translation adjustments		24	3	1,206	(2,053)	(299)	993

Comprehensive loss		(1,824)	(266)	(10,870)	(20,768)	(3,024)	(34,884)

Loss per share, Basic and diluted	12	(0.57)	(0.08)	(3.70)	(5.73)	(0.83)	(10.99)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2018		2017
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(18,715)	(2,725)	(35,877)
Adjustments to reconcile net loss to net cash used in operating activities

- Depreciation of property, plant and equipment	33,271	4,844	32,334
- Amortization of intangible assets	400	58	394
- Deferred income taxes	(51)	(7)	(168)
- Bad debt (recovery) expense	(132)	(19)	714
-Inventory provision	-	-	(57)
Changes in operating assets and liabilities
- Accounts and bills receivable	4,682	682	5,589
- Inventories	(1,016)	(148)	3,790
- Advance to suppliers	(4,987)	(726)	(5,591)
- Prepaid expenses and other current assets	(551)	(80)	100
- Accounts payable	2,436	355	(1,037)
- Accrued expenses and other payables	(1,031)	(150)	354
- Advance from customers	6,852	998	2,021
- Tax payable	1,270	185	4,693

Net cash provided by (used in) operating activities	22,428	3,267	7,259

Cash flow from investing activities
Purchases of property, plant and equipment	(4,812)	(701)	(4,024)
Restricted cash related to trade finance	(4,489)	(654)	871
Advance to suppliers - non current	28	4	161
Amount change in construction in progress	-	-	65

Net cash used in investing activities	(9,273)	(1,351)	(2,927)

Cash flow from financing activities
Principal payments of bank loans	-	-	(1,675)
Proceeds from short-term bank loans	14,950	2,177	5,000
Proceeds from related party	(37,472)	(5,456)	2,666
Change in notes payable	23,080	3,361	(888)

Net cash provided by financing activities	558	82	5,103

Effect of foreign exchange rate changes	(2,041)	(403)	942

Net increase in cash and cash equivalent	11,672	1,595	10,377

Cash and cash equivalent
At beginning of period/year	12,963	1,992	13,343
At end of period/year	24,635	3,587	23,720

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,227	1,052	7,097
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,029	150	2,040

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 23, 2018 with the SEC. The results of the nine-month period ended September 30, 2018 are not necessarily indicative of the results to be expected for the full year ended December 31, 2018.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the third quarter of 2018 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8680, on the last trading day of the third quarter of 2018 (September 30, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on September 30, 2018, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, maintained within the United States as well as in foreign countries to be cash and cash equivalents. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States. Balances at financial institutions within certain foreign countries are not covered by insurance.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB60,990 (US$8,880) and RMB56,501 as of September 30, 2018 and December 31, 2017, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

8

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

9

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 16% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

10

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of September 30, 2018 and 2017, the Company had a working capital deficiency of RMB164,885 (US$24,008) and RMB176,150 and accumulated deficit of RMB18,715 (US$2,725) and RMB35,877 from net losses incurred during the first nine months of 2018 and 2017. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and a related party and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard was effective for us in the first quarter of 2018. We adopted the new standard effective January 1, 2018 using the modified retrospective method.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Based on the evaluation for our sales contracts under the ASC 606 requirement of following the five-step actions to judge revenue recognition, we usually recognize our revenue when the film-products have been delivered to our customers and all the risks relating to the goods have been transferred, and rights of payment for delivered goods have been vested as well.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company’s consolidated financial statements.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	September 30, 2018		December 31, 2017
	RMB	US$	RMB
Accounts receivable	15,255	2,222	18,588
Less: Allowance for doubtful accounts	(2,334)	(340)	(2,467)
	12,921	1,882	16,121
Bills receivable	2,653	386	4,002
	15,574	2,268	20,123

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

 Inventories consisted of the following:

	September 30, 2018		December 31, 2017
	RMB	US$	RMB
Raw materials	17,688	2,576	19,626
Work-in-progress	1,594	232	1,277
Finished goods	11,820	1,721	9,195
Consumables and spare parts	612	89	600
Inventory--impairment	(6,120)	(891)	(6,120)
	25,594	3,727	24,578

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	September 30, 2018		December 31, 2017
	RMB	US$	RMB
Buildings	68,319	9,947	68,319
Plant and equipment	809,363	117,846	803,710
Computer equipment	3,045	443	3,075
Furniture and fixtures	13,822	2,013	13,815
Motor vehicles	1,824	266	1,936
	896,373	130,515	890,855
Less: accumulated depreciation	(546,554)	(79,580)	(512,577)
Less: impairment of plant and equipment	(7,219)	(1,051)	(7,219)
	342,600	49,884	371,058

Total depreciation for the nine-month periods ended September 30, 2018 and 2017 was RMB33,271 (US$4,844) and RMB32,334, respectively. For the three-month periods ended September 30, 2018 and 2017, depreciation expenses were RMB11,144 (US$1,500) and RMB10,606, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB366 (US$53) as of September 30, 2018, and RMB366 as of December 31, 2017, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	September 30, 2018		December 31, 2017
	RMB	US$	RMB
Lease prepayment - non current	16,429	2,392	16,830
Lease prepayment - current	524	76	524
	16,953	2,468	17,354

Amortization of land use rights for the nine months ended September 30, 2018 and 2017 was RMB400 (US$58) and RMB394, respectively. Amortization of land use rights for the three months ended September 30, 2018 and 2017 was RMB134 (US$18) and RMB132, respectively.

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Estimated amortization expenses for the next five years after September 30, 2018 are as follows:

	RMB	US$
1 year after	524	76
2 years after	524	76
3 years after	524	76
4 years after	524	76
5 years after	524	76
Thereafter	14,333	2,088

As of September 30, 2018, the amount of RMB524 (US$76) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest rate per	September 30, 2018		December 31, 2017
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 17, 2018 to July 15, 2019	6.5%	20,000	2,912	-
- July 17, 2018 to July 17, 2019	6.5%	29,950	4,361	-
- August 1, 2017 to July 28, 2018	6.5%	-	-	50,000
- June 21, 2018 to June 19, 2019	6.5%	15,000	2,184	-

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of September 30, 2018, the principal of this loan from Shandong SNTON was RMB86,874 and the interest payable was RMB26,806.

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

As of September 30, 2018, the accounts payable resulting from purchasing from related party was RMB78.

During the third quarter of 2018, the Company purchased 249 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB2,525.

The related accounts payable as of September 30, 2018 and December 31, 2017 was RMB113,602 and RMB151,074, respectively.

NOTE 10 - NOTES PAYABLE

As of September 30, 2018 and December 31, 2017, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB90,980 (US$13,247) and RMB67,900, respectively, for payment in connection with raw materials for a total security deposits of RMB60,990 (US$8,880) and RMB56,450 made to the SPD Bank and Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	September 30, 2018		December 31, 2017
	RMB	US$	RMB
SPD Bank	-	-	37,900
Bank of Weifang	90,980	13,247	30,000
	90,980	13,247	67,900

NOTE 11 - INCOME TAX

Income tax benefit was RMB15 (US$2) and RMB54 for the three months ended September 30, 2018 and 2017, respectively.

Income tax benefit was RMB49 (US$7) and RMB168 for the nine months ended September 30, 2018 and 2017, respectively

NOTE 12 - LOSS PER SHARE

Basic and diluted net loss per share was RMB0.57 (US$0.08) and RMB3.70 for the three-month period ended September 30, 2018 and 2017, respectively.

Basic and diluted net loss per share was RMB5.73 (US$0.83) and RMB10.99 for the nine-month period ended September 30, 2018 and 2017, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended September 30, 2018 and 2017.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The following are the vendors that supplied 10% or more of our raw materials for September 30, 2018 and 2017:

		Percentage of total purchases (%)
Supplier	Item	September 30, 2018	September 30, 2017
PetroChina Company Limited Chemicals Sales North China Branch (“PetroChina”)	PET resin and Additives	38.1%	-
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	35.3%	42.5%
PetroChina Company Limited Chemicals Sales East China Branch (“PetroChina”)	PET resin and Additives	-	25.2%
Weifang Power Supply Company.	Electric power	8.7%	10.7%

The balance of advance to supplier to Sinopec Yizheng and PetroChina was RMB1,396 (US$203) and RMB5,611 as of September 30, 2018, respectively.

17

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the third quarter of 2018, although sales were higher, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market.

We believe that in the remaining quarter of 2018, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

18

Results of operations for the three-month periods ended September 30, 2018 compared to September 30, 2017

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2018	September 30, 2017
	(as % of Revenue)
Gross profit (loss)	19.6	9.1
Operating expenses	(20.5)	(22.1)
Operating income (loss)	(0.9)	(13.0)
Other income (expense)	(1.3)	(3.4)
Provision for income taxes	0.02	0.07
Net income (loss)	(2.1)	(16.4)

Revenue

Net sales during the third quarter ended September 30, 2018 were RMB86.9 million (US$12.6 million), compared to RMB73.9 million during the same period in 2017, representing an increase of RMB13.0 million or 17.6%. The increase of average sales price caused an increase of RMB18.6 million and the sales volume decrease caused a decrease of RMB5.6 million.

In the third quarter of 2018, sales of specialty films were RMB45.3 million (US$6.6 million) or 52.2% of our total revenues as compared to RMB28.5 million or 38.6% in the same period of 2017, which was an increase of RMB16.8 million, or 58.9% as compared to the same period in 2017. The increase in average sales price caused an increase of RMB2.9 million and the increase in the sales volume caused an increase of RMB13.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2018		% of Total	Three-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	30,650	4,464	35.3%	29,588	40.0%
Printing film	6,293	916	7.2%	7,068	9.6%
Metallization film	773	112	0.9%	1,874	2.5%
Specialty film	45,325	6,599	52.2%	28,487	38.6%
Base film for other application	3,832	558	4.4%	6,839	9.3%

	86,872	12,649	100.0%	73,857	100.0%

Overseas sales were RMB8.5 million or US$1.2 million, or 9.8% of total revenues, compared with RMB15.2 million or 20.6% of total revenues in the third quarter of 2017. The increase in average sales price caused an increase of RMB2.3 million and the decrease in sales volume resulted in a decrease of RMB9.0 million.

19

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2018		% of Total	Three-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	78,369	11,411	90.2%	58,614	79.4%
Sales in other countries	8,503	1,238	9.8%	15,243	20.6%

	86,872	12,649	100.0%	73,857	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended September 30, 2018	Three-Month Period Ended September 30, 2017
	% of total	% of total
Materials costs	73.6%	68.2%
Factory overhead	9.3%	11.5%
Energy expense	8.4%	11.3%
Packaging materials	4.7%	4.4%
Direct labor	4.0%	4.5%

Cost of goods sold during the third quarter of 2018 totaled RMB69.8 million (US$10.2 million) as compared to RMB67.1 million in the same period of 2017. This was RMB2.7 million or 4.0% higher than the same period in 2017. The increase in unit cost of goods sold caused an increase of RMB7.8 million and the decrease in sales volume caused a decrease of RMB5.1 million.

Gross Profit (Loss)

Our gross profit was RMB17.1 million (US$2.5 million) for the third quarter ended September 30, 2018, representing a gross margin rate of 19.6%, as compared to a gross margin rate of 9.1% for the same period in 2017. Correspondingly, gross margin rate increased by 10.5 percentage point compared to the same period in 2017 mainly due to the increase of average sales price.

Operating Expenses

Operating expenses for the third quarter ended September 30, 2018 were RMB17.8 million (US$2.6 million), which was RMB1.5 million, or 9.2% higher than the same period in 2017. This increase was mainly due to increased expenses on research and development.

20

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the third quarter ended September 30, 2018 was RMB1.1 million (US$0.2 million), RMB1.4 million lower than the same period in 2017.

Income Tax Expense

The income tax benefit was RMB0.02 million (US$0.002 million) during the third quarter ended September 30, 2018, compared to income tax benefit of RMB0.05 million during the same period in 2017. This increase of income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the third quarter ended September 30, 2018 was RMB1.8 million (US$0.3 million) compared to net loss attributable to the Company of RMB12.1 million during the same period in 2017, representing a decrease in loss of RMB10.3 million.

Results of operations for the nine-month periods ended September 30, 2018 compared to September 30, 2017

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2018	September 30, 2017
	(as % of Revenue)
Gross profit(loss)	13.7	7.3
Operating expenses	(19.3)	(20.9)
Operating income (loss)	(5.6)	(13.6)
Other income (expense)	(2.1)	(3.4)
Provision for income taxes	0.02	0.1
Net income (loss)	(7.7)	(16.9)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the nine-month period ended September 30, 2018 were RMB243.4 million (US$35.4 million), compared to RMB211.9 million, during the same period in 2017, representing an increase of RMB31.5 million or 14.9%. The increase of average sales price caused an increase of RMB35.6 million and the decrease in the sales volume caused a decrease of RMB4.1 million.

In the nine-month period ended September 30, 2018, sales of specialty films were RMB109.0 million (US$15.9 million) or 44.8% of our total revenues as compared to RMB75.8 million or 35.8% in the same period of 2017, which was an increase of RMB33.2 million, or 43.8% as compared to the same period in 2017. The increase of average sales price caused an increase of RMB2.8 million and the increase in the sales volume caused an increase of RMB30.4 million.

21

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2018		% of Total	Nine-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	90,930	13,239	37.3%	83,038	39.2%
Printing film	23,874	3,476	9.8%	18,627	8.8%
Metallization film	2,568	374	1.1%	6,976	3.3%
Specialty film	109,020	15,874	44.8%	75,817	35.8%
Base film for other applications	17,006	2,476	7.0%	27,409	12.9%

	243,398	35,439	100.0%	211,867	100.0%

Overseas sales during the nine months ended September 30, 2018 were RMB36.1 million or US$5.3 million, or 14.8% of total revenues, compared with RMB44.2 million or 20.9% of total revenues in the same period in 2017. This was RMB8.1 million lower than the same period in 2017. The decrease in sales volume resulted in a decrease of RMB12.7 million and the increase of average sales price caused an increase of RMB4.6 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2018		% of Total	Nine-Month Period Ended September 30, 2017	% of Total
	RMB	US$		RMB
Sales in China	207,291	30,181	85.2%	167,622	79.1%
Sales in other countries	36,107	5,258	14.8%	44,245	20.9%

	243,398	35,439	100.0%	211,867	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine-Month Period Ended September 30, 2018	Nine-Month Period Ended September 30, 2017
	% of total	% of total
Materials costs	72.7%	69.4%
Factory overhead	9.2%	10.3%
Energy expense	8.9%	11.3%
Packaging materials	4.8%	4.4%
Direct labor	4.4%	4.6%

22

Cost of goods sold during the first nine months of 2018 totaled RMB210.1 million (US$30.6 million) as compared to RMB196.4 million in the same period of 2017. This was RMB13.7 million or 7.0% higher than the same period in 2017. The increase of unit cost of goods sold caused an increase of RMB17.5 million and the decrease in sales volumes caused a decrease of RMB3.8 million.

Gross Profit

Our gross profit was RMB33.3 million (US$4.9 million) for the first nine months ended September 30, 2018, representing a gross margin of 13.7%, as compared to a gross margin of 7.3% for the same period in 2017. Correspondingly, gross margin increased by 6.4 percentage. Our average product sales prices increased by 17.2% compared to the same period last year while the average cost of goods sold increased by 9.1% compared to the same period last year. Consequently, the amount of increase in sales price was higher than that in cost of goods sold during the nine months ended September 30, 2018 compared with the same period in 2017, which resulted in an increase in our gross profit.

Operating Expenses

Operating expenses for the nine months ended September 30, 2018 were RMB47.0 million (US$6.8 million), compared to RMB44.3 million in the same period in 2017, which was RMB2.7 million or 6.1% higher than the same period in 2017. This increase is mainly due to increased expenses on research and development.

Other Expense

Total other expense is a combination result of interest income, interest expense and other income (expense). Total other expense during the first nine months of 2018 was RMB5.1 million (US$0.7 million), RMB2.2 million lower than the same period in 2017.

Income Tax Expense

The income tax benefit was RMB0.05 million (US$0.007 million) during the nine months ended September 30, 2018, compared to income tax benefit of RMB0.2 million during the same period in 2017. This increase of income tax expense was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first nine-month period of 2018 was RMB18.7 million (US$2.7 million) compared to net loss attributable to the Company of RMB35.9 million during the same period in 2017, representing a decrease of RMB17.2 million from the same period in 2017 due to the factors described above.

23

Liquidity and Capital Resources

Our capital expenditures have been financed primarily through cash generated from our operations and borrowings from related parties, financial institutions, and entering into sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the third quarter of 2017 to the third quarter of 2018 ranged from 5.22% to 7.50%.

In April 2014, we obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest was RMB22.93 million.

As of September 30, 2018, the principal of this loan from Shandong SNTON was RMB86,874 and the interest payable was RMB26,806. The main source of cash inflow for the next twelve months will come from sales of products, and the estimated inflow is RMB432.4 million. The estimated cash outflow is RMB343.06 million. The amount of cash used in the purchase of raw materials and packaging materials is estimated to be RMB251.92 million and RMB13.56 million, respectively. Cash used for power costs, labor costs, maintenance and renovation expenses is estimated to be RMB25.42 million, RMB16.56 million and RMB12.2 million, respectively. Total cash used in sales expenses, financial expenses and administrative expenses is estimated to be RMB23.4 million. The foregoing description has been prepared based on the information available to us as of the date of this report on Form 6-K and there are numerous factors that could contribute to a different result such as risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China and numerous other factors as more fully disclosed in our reports filed with the U.S. Securities and Exchange Commission.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2018 was RMB22.4 million (US$3.3 million) compared to net cash provided by operating activities of RMB7.3 million for the nine months ended September 30, 2017. This increase in cash flows provided by operating activities was primarily attributable to the decreased loss.

Investing Activities

Net cash flows used in investing activities for the nine months ended September 30, 2018 was RMB9.3 million (US$1.4 million) compared to net cash used in investing activities of RMB2.9 million for the nine months ended September 30, 2017. This increase in cash flows used in investing activities was primarily attributable to the changes of restricted cash.

24

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2018 was RMB0.6 million (US$0.1 million) compared to net cash provided by financing activities of RMB5.1 million for the nine months ended September 30, 2017, which is a decrease of RMB4.5 million (US$0.7 million). This decrease in cash flows provided by financing activities was primarily attributable to changes of notes payable.

Working Capital

As of September 30, 2018 and December 31, 2017, we had a working capital deficit of RMB164.9 million (US$24.0 million) and RMB172.9 million, respectively. Working capital deficit decreased by RMB8.0 million (US$1.2 million), or 4.6% compared to the amount as of December 31, 2017. Our main current liability was loans from a related party.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2018 (in thousands RMB):

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract	1,029	-	1,029	-	-
Due to related parties
-Principal	86,874	86,874
-Interest	4,535	4,535
Bank loans
-Principal	64,950	64,950
-Interest	4,222	4,222			-
Notes payable	90,980	90,980
Operating leases	216	216		-	-
Total	252,806	251,777	1,029	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

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Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 27, 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang

Title: Chairman and Chief Executive Officer

Dated: November 27, 2018

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